Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2005
WASH, D.C. 209

August 4, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

05010535

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2006
- Notice of Revised Performance Forecast of Full-Year
- Notice of Purchase of its Own Shares (July 22, 2005)
- Notice of Purchase of Its Own Shares (August 2, 2005)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

FASF

July 22, 2005

Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2006 (Consolidation)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative: Title: President and Chief Executive Officer
Name: Sanji Arisawa
Contact: Title of Person in Charge: Managing Operating Officer (TEL: 025-524-7101)
Name: Tetsuro Iizuka

1. Matters related to Preparation of Financial Information of the First Quarter
   1) Adoption of simplified method of accounting: Yes
   Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent consolidated accounting period: Yes
   Accounting standards for impairment of fixed assets have been applied from the current consolidated accounting period.
   3) Changes in the scope of application of consolidation and equity method: No
2. Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2006 (From April 1, 2005 to June 30, 2005)
   (1) Progress of Business Results (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter of the Fiscal Year ending March 31, 2006	10,208	Δ30.5	990	Δ61.7	1,348	Δ55.0	924	Δ50.0
First Quarter of the Fiscal Year ending March 31, 2005	14,690	37.7	2,588	71.3	2,996	66.1	1,848	69.7
(Reference) Period ending March 31, 2005	57,552		9,873		11,132		7,156	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2006	25.39	25.31
First Quarter of the Fiscal Year ending March 31, 2005	56.18	55.61
(Reference) Fiscal Year ending March 31, 2005	216.83	215.15

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from

the First Quarter in the previous period.

2. Average number of shares during the period (consolidation):
Period ended June 30, 2005: 36,402,706 shares Period ended June 30, 2004: 32,896,265 shares

[Qualitative Information, etc., on the Progress of Business Results (Consolidation)]

Businesses of the Company in the first quarter have progressed on a weak note both in electronic materials and display materials segments due to the impact of continuing inventory adjustments since last year.

As a result, net sales were ¥10,208 million (decrease of 30.5% over the same quarter of the previous year), operating profit was ¥990 million (decrease of 61.7% over the same quarter of the previous year), ordinary profit was ¥1,348 million (decrease of 55.0% over the same quarter of the previous year) and net profit in the first quarter was ¥924 million (decrease of 50.0% over the same quarter of the previous year).

(2) Changes in Financial Status (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Shareholder equity	Shareholder equity ratio	Shareholder equity per share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2006	55,841	40,491	72.5	1,111.46
First Quarter of the Fiscal Year ending March 31, 2005	55,115	35,710	64.8	1,085.09
(Reference) Fiscal Year ending March 31, 2005	58,768	41,431	70.5	1,251.92

(Note) Number of outstanding shares at the end of period (consolidation):
Period ended June 30, 2005: 36,431,037 shares Period ended June 30, 2004: 32,910,289 shares

[Status of Consolidated Cash Flows]

(Note) Amount is indicated by rounding down less than one million yen.

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
First Quarter of the Fiscal Year ending March 31, 2006	671	885	Δ1,722	5,881
First Quarter of the Fiscal Year ending March 31, 2005	1,705	800	Δ1,157	5,853
(Reference) Fiscal Year ending March 31, 2005	5,435	Δ2,994	Δ914	6,036

[Qualitative Information, etc., of Changes in Financial Status (Consolidation)]

Total assets decreased by ¥2,927 million from the end of the previous consolidated accounting period.

Major increase or decrease was as follows: for current assets, notes and accounts receivable decreased by ¥2,344 million due to a decrease in net sales. For fixed assets, tangible fixed assets increased by ¥140 million

due to capital investment mainly in production facilities.

For current liabilities, allowance for bonuses increased by ¥283 million and notes and accounts payable decreased by ¥852 million, and accrued income tax, etc., decreased by ¥1,222 million due to final payment.

Shareholder's equity decreased by ¥940 million due to a decrease in earned surplus.

(Consolidated Cash Flows)

Cash flow from operating activities

Due to a decrease in net sales, cash inflow was ¥671 million, a decrease of ¥1,033 million over the same quarter of the previous year.

Cash flow from investment activities

While the Company acquired tangible fixed assets of ¥940 million, as a result of cancellation of term deposits of ¥1,900 million to be appropriated as payment of corporate income tax, dividends, etc., cash inflow was ¥885 million.

Cash flow from financial activities

Due to payment of dividends, etc., cash outflow was ¥1,722 million.

3. Expected Consolidated Results of the Fiscal Year ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Correction of Interim Period (From April 1, 2005 to September 30, 2005)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	26,200	4,450	2,700
Forecast corrected this time	22,900	3,250	1,900
Increased or decreased amount	Δ3,300	Δ1,200	Δ800
Increased or decreased rate (%)	Δ12.6%	Δ27.0%	Δ29.6%

(Reference) Expected current net profit per share (interim period) 52 yen 15 sen

(2) Correction of Full-year (From April 1, 2005 to March 31, 2006)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	57,700	10,600	6,700
Forecast corrected this time	48,800	7,350	4,600
Increased or decreased amount	Δ8,900	Δ3,250	Δ2,100
Increased or decreased rate (%)	Δ15.4%	Δ30.7%	Δ31.3%

(Reference) Expected current net profit per share (full year) 126 yen 27 sen

[Qualitative Information, etc., of Forecast of Business Results (Consolidation)]

Net sales, ordinary profit and net profit shall be revised downward as stated above as sluggish growth in demand due to a prolonged inventory adjustment and a decrease in sales prices in connection with a decrease in

prices of digital home electric appliances and rear projection TVs are expected to be larger than our initial forecast.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. First Quarter Consolidated Financial Statement

1) Consolidated Balance Sheet

Item	End of Previous First Quarter Consolidated Accounting Period (As of June 30, 2004)			End of Current First Quarter Consolidated Accounting Period (As of June 30, 2005)			Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2005)		
	Amount (thousand yen)		Ratio (%)	Amount (thousand yen)		Ratio (%)	Amount (thousand yen)		Ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits		9,407,408			6,601,587			8,656,246	
2. Notes and accounts receivable		12,045,773			10,045,386			12,390,082	
3. Securities		160,660			—			—	
4. Inventories		5,867,711			8,344,777			7,295,008	
5. Deferred taxable assets		1,076,856			564,748			566,239	
6. Others		432,498			823,723			756,688	
Allowance for doubtful accounts		Δ24,599			Δ17,926			Δ17,240	
Total Current Assets		28,966,309	52.6		26,362,296	47.2		29,647,024	50.5
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	6,809,173			7,289,985			7,299,204		
(2) Machinery, equipment and delivery equipment	7,020,789			7,672,805			7,217,760		
(3) Land	1,567,699			1,549,772			1,550,970		
(4) Others	1,633,248	17,030,911	30.9	1,971,225	18,483,789	33.1	2,275,554	18,343,489	31.2
2. Intangible fixed assets		146,501	0.2		118,209	0.2		124,710	0.2
3. Investments and other assets									
(1) Investment securities	8,580,633			10,217,351			9,991,527		
(2) Deferred taxable assets	158,071			103,652			104,049		
(3) Others	263,888			580,156			583,315		
Allowance for doubtful debts	Δ30,699	8,971,894	16.3	Δ24,218	10,876,942	19.5	Δ25,519	10,653,372	18.1
Total Fixed Assets		26,149,307	47.4		29,478,941	52.8		29,121,571	49.5
Total Assets		55,115,617	100.0		55,841,238	100.0		58,768,595	100.0

Item	End of Previous First Quarter Consolidated Accounting Period (As of June 30, 2004) Amount (thousand yen)	Ratio (%)	End of Current First Quarter Consolidated Accounting Period (As of June 30, 2005) Amount (thousand yen)	Ratio (%)	Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2005) Amount (thousand yen)	Ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Notes and accounts payable	11,227,871		10,425,720		11,277,858	
2. Short-term borrowings	196,000		196,000		196,000	
3. Accrued income tax, etc.	1,120,340		560,105		1,782,214	
4. Allowance for bonuses	3,066,774		1,332,824		1,049,324	
5. Others	3,461,324		2,459,187		2,532,405	
Total Current Liabilities	19,072,311	34.6	14,973,837	26.8	16,837,803	28.7
II. Fixed Liabilities						
1. Long-term borrowings	8,500		2,500		4,000	
2. Deferred taxable liabilities	79,771		209,930		205,056	
3. Reserve for severance payment	85,143		36,567		36,223	
4. Reserve for bonuses to retiring officers	140,137		—		—	
5. Consolidated adjustment account	4,014		2,943		3,211	
6. Others	15,274		123,988		250,597	
Total Fixed Liabilities	332,840	0.6	375,930	0.7	499,089	0.8
Total Liabilities	19,405,151	35.2	15,349,767	27.5	17,336,892	29.5
(Shareholders' Equity)						
I. Capital	6,849,017	12.4	7,061,457	12.6	7,023,219	12.0
II. Capital Surplus	5,961,073	10.8	6,173,488	11.0	6,135,250	10.4
III. Earned Surplus	22,489,824	40.8	26,761,977	47.9	27,798,452	47.3
IV. Other Differences from Appreciation of Securities	544,412	1.0	621,315	1.1	614,988	1.0
V. Exchange Conversion Adjustment Settlement	Δ33,019	Δ0.0	18,273	0.0	Δ17,951	Δ0.0
VI. Treasury Stock	Δ100,842	Δ0.2	Δ145,041	Δ0.2	Δ122,255	Δ0.2
Total Shareholders' Equity	35,710,465	64.8	40,491,470	72.5	41,431,703	70.5
Total Liabilities, Minority Interest and Shareholders' Equity	55,115,617	100.0	55,841,238	100.0	58,768,595	100.0

2) Consolidated Income Statement

Item	Previous First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)			Current First Quarter Consolidated Accounting Period (From April 1, 2005 to June 30, 2005)			Consolidated Condensed Income Statement for Previous Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)		
	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		14,690,019	100.0		10,208,051	100.0		57,552,139	100.0
II. Sales Cost		10,992,825	74.8		8,310,839	81.4		43,570,828	75.7
Gross profit on sales		3,697,194	25.2		1,897,212	18.6		13,981,311	24.3
III. Selling and General Administration Expenses		1,108,358	7.5		906,496	8.9		4,108,212	7.1
Operating Profit		2,588,835	17.7		990,715	9.7		9,873,098	17.2
IV. Non-operating Revenue		437,098	3.0		394,650	3.9		1,398,714	2.4
V. Non-operating Expenses		29,356	0.2		37,203	0.4		139,037	0.3
Ordinary Profit		2,996,578	20.5		1,348,162	13.2		11,132,776	19.3
VI. Extraordinary Profit		—	—		189,109	1.9		141,929	0.2
VII. Extraordinary Losses		10,855	0.1		15,947	0.2		18,021	0.0
Quarterly (current) net profit before taxes, etc.		2,985,723	20.4		1,521,324	14.9		11,256,684	19.5
Corporate income tax, local residence tax, and enterprise tax	1,137,545			597,159			3,456,290		
Adjustment of corporate income tax, etc.	—	1,137,545	7.8	—	597,159	5.8	643,588	4,099,878	7.1
Quarterly (current) net profit		1,848,178	12.6		924,165	9.1		7,156,806	12.4

3) Consolidated Surplus Statement

Item	Previous First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004) Amount (thousand yen)		Current First Quarter Consolidated Accounting Period (From April 1, 2005 to June 30, 2005) Amount (thousand yen)		Consolidated Condensed Surplus Statement for Previous Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005) Amount (thousand yen)	
(Capital surplus)						
I. Balance at the beginning of period		5,914,708		6,135,250		5,914,708
II. Increase in capital surplus						
1. Issuance of new shares due to capital increase	46,364	46,364	38,238	38,238	220,541	220,541
III. Balance at the end of the quarter (end of period)		5,961,073		6,173,488		6,135,250
(Earned surplus)						
I. Balance at the beginning of period		21,931,537		27,798,452		21,931,537
II. Increase in earned surplus						
1. Quarterly (current) net profit	1,848,178	1,848,178	924,165	924,165	7,156,806	7,156,806
III. Decrease in earned surplus						
1. Dividends	1,284,863		1,952,178		1,284,863	
2. Bonuses for directors	5,028	1,289,891	8,462	1,960,640	5,028	1,289,891
IV. Balance at the end of the quarter (end of period)		22,489,824		26,761,977		27,798,452

4) Consolidated Cash Flow Statement

	Previous First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)	Current First Quarter Consolidated Accounting Period (From April 1, 2005 to June 30, 2005)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operation activities			
Quarterly (current) net profit before taxes, etc.	2,985,723	1,521,324	11,256,684
Depreciation costs	576,473	653,473	2,620,755
Amortization of consolidated account adjustment	Δ267	Δ267	Δ1,070
Investment profit by equity method	Δ339,163	Δ237,553	Δ994,514
Profit on sale of investment securities	—	Δ59,252	Δ40,708
Profit on sale of fixed assets	—	—	Δ67,251
Refund of fixed assets tax	—	—	Δ33,969
Profit on reversal of officers' retirement bonuses	—	Δ127,034	—
Expenses for shares issued	1,513	1,155	4,592
Loss on retirement of tangible fixed assets	2,295	2,471	6,277
Loss on appreciation of investment securities	—	—	1,433
Golf-course-membership depreciation loss	—	—	10,310
Loss on impairment of fixed assets	—	5,604	—
Profit on conversion	Δ2,299	Δ25,126	Δ9,865
Increase in reserve for bonuses to retiring officers	3,320	—	—
Increase (decrease) in allowance for bonuses	1,212,796	283,499	Δ804,654
Increase (decrease) in reserve for retirement benefits	Δ69,470	343	Δ118,390
Increase (decrease) in allowance for doubtful accounts	12,382	Δ615	Δ156
Interest and dividends received	Δ14,680	Δ21,938	Δ66,464
Interest paid	910	273	1,948
(Increase) decrease in sales receivables	Δ959,860	2,366,168	Δ1,323,108
(Increase) decrease in inventories	Δ499,460	Δ1,049,769	Δ1,926,756
Increase (decrease) in purchase liabilities	993,902	Δ852,138	1,043,889
Increase (decrease) in accrued consumption tax, etc.	13,868	Δ267,025	139,220
(Increase) decrease in other assets	2,735	Δ38,964	Δ268,476
Increase (decrease) in other liabilities	Δ119,501	61,484	Δ290,960
Bonuses to officers paid	Δ5,028	Δ8,462	Δ5,028
Subtotal	3,796,187	2,207,651	9,133,736
Interest and dividends received	210,978	223,420	330,552
Interest paid	Δ802	Δ272	Δ1,942
Corporate income tax, etc., paid	Δ2,301,051	Δ1,758,803	Δ4,026,360
Cash flow from operation activities	1,705,311	671,995	5,435,985

	Previous First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)	Current First Quarter Consolidated Accounting Period (From April 1, 2005 to June 30, 2005)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
II. Cash flow from investment activities			
Expenditure for placement in term deposits	—	—	Δ2,150,000
Revenue from refund of term deposits	1,880,000	1,900,000	5,124,996
Expenditure for acquisition of tangible fixed assets	Δ1,012,257	Δ940,282	Δ5,018,714
Revenue from sale of tangible fixed assets	—	—	97,523
Expenditure for acquisition of investment securities	Δ51,099	Δ233,207	Δ1,098,991
Revenue from sale of investment securities	—	151,859	222,867
Expenditure for lending	Δ20,887	Δ108,380	Δ276,361
Revenue from collection of loans	4,547	117,141	107,062
Others	—	Δ1,929	Δ2,725
Cash flow from investment activities	800,303	885,202	Δ2,994,341
III. Cash flow from financing activities			
Expenditure for repayment of long-term borrowings	Δ1,500	Δ1,500	Δ6,000
Proceeds from stocks issued	91,232	75,321	436,531
Expenditure for repurchase	Δ39,902	Δ22,785	Δ61,316
Dividends paid	Δ1,207,256	Δ1,773,986	Δ1,283,276
Cash flow from financing activities	Δ1,157,427	Δ1,722,950	Δ914,061
IV. Conversion difference in cash and cash equivalents	1,412	11,094	5,190
V. Increase (decrease) in cash and cash equivalents	1,349,599	Δ154,658	1,532,772
VI. Balance of cash and cash equivalents at the beginning of year	4,503,437	6,036,210	4,503,437
VII. Balance of cash and cash equivalent as of the end of the quarter (end of period)	5,853,036	5,881,551	6,036,210

July 22, 2005

Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2006 (Individual)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative: Title: President and Chief Executive Officer
Name: Sanji Arisawa
Contact: Title of Person in Charge: Managing Operating Officer (TEL: 025-524-7101)
Name: Tetsuro Iizuka

1. Matters related to Preparation of Financial Information of the First Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent accounting period: Yes
      Accounting standards for impairment of fixed assets have been applied from the current individual accounting period.
2. Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2006 (From April 1, 2005 to June 30, 2005)
   (1) Progress of Business Results (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter of the Fiscal Year ending March 31, 2006	9,394	Δ32.2	795	Δ66.4	1,216	Δ54.0	869	Δ45.0
First Quarter of the Fiscal Year ending March 31, 2005	13,855	42.9	2,368	73.6	2,643	68.7	1,579	72.4
(Reference) Fiscal Year ending March 31, 2005	54,149		9,072		9,658		6,003	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2006	23.87	23.80
First Quarter of the Fiscal Year ending March 31, 2005	48.03	47.54
(Reference) Fiscal Year ending March 31, 2005	182.11	180.70

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from

the First Quarter in the previous period.

2. Average number of shares during the period:
Period ended June 30, 2005: 36,402,706 shares Period ended June 30, 2004: 32,896,265 shares

(Reference) Sales Amount by Segment

	First Quarter of the Fiscal Year ending March 31, 2005		First Quarter of the Fiscal Year ending March 31, 2006		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	7,325	52.9%	5,756	61.3%	Δ21.4%
Display materials	4,911	35.4%	2,195	23.4%	Δ55.3%
Electric insulation materials	806	5.8%	691	7.3%	Δ14.3%
Industrial-use structural materials	607	4.4%	625	6.6%	3.0%
Related goods	206	1.5%	127	1.4%	Δ38.3%
Total	13,855	100.0%	9,394	100.0%	Δ32.2%

(2) Changes in Financial Status (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Shareholder equity	Shareholder equity ratio	Shareholder equity per share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2006	48,073	33,773	70.2	927.07
First Quarter of the Fiscal Year ending March 31, 2005	48,102	29,978	62.3	910.92
(Reference) Fiscal Year ending March 31, 2005	50,937	34,796	68.3	1,051.65

(Note) Number of outstanding shares at the end of period:
Period ended June 30, 2005: 36,431,037 shares Period ended June 30, 2004: 32,910,289 shares

3. Expected Individual Results of the Fiscal Year ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Correction of Interim Period (From April 1, 2005 to September 30, 2005)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	24,500	3,800	2,300
Forecast corrected this time	21,200	2,650	1,450
Increased or decreased amount	Δ3,300	Δ1,150	Δ850
Increased or decreased rate (%)	Δ13.5%	Δ30.3%	Δ37.0%

(Reference) Expected current net profit per share (interim period) 39 yen 80 sen

(2) Correction of Full-year (From April 1, 2005 to March 31, 2006)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	54,500	9,000	5,400
Forecast corrected this time	45,500	5,850	3,400
Increased or decreased amount	Δ9,000	Δ3,150	Δ2,000
Increased or decreased rate (%)	Δ16.5%	Δ35.0%	Δ37.0%

(Reference) Expected current net profit per share (full year) 93 yen 33 sen

[Qualitative Information, etc., of Forecast of Business Results]

Net sales, ordinary profit and net profit shall be revised downward as stated above as sluggish growth in demand due to a prolonged inventory adjustment and a decrease in sales prices in connection with a decrease in prices of digital home electric appliances and rear projection TVs are expected to be larger than the initial forecast.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

2. First Quarter Financial Statement

1) Balance Sheet

Item	End of Previous First Quarter Accounting Period (As of June 30, 2004) Amount (thousand yen)		Ratio (%)	End of Current First Quarter Accounting Period (As of June 30, 2005) Amount (thousand yen)		Ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2005) Amount (thousand yen)		Ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits	8,430,302			5,594,373			7,504,157		
2. Notes receivable	1,654,246			1,146,323			1,257,926		
3. Accounts receivable	9,256,776			7,889,278			10,123,250		
4. Inventories	4,593,804			7,022,173			6,001,418		
5. Deferred taxable assets	939,992			470,895			470,895		
6. Others	1,276,421			1,439,685			1,386,606		
Allowance for doubtful accounts	Δ12,410			Δ10,520			Δ13,011		
Total Current Assets		26,139,134	54.3		23,552,210	49.0		26,731,244	52.5
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	6,199,287			6,609,641			6,603,922		
(2) Machinery and Equipment	6,830,094			7,443,522			6,978,893		
(3) Land	1,407,391			1,389,464			1,390,662		
(4) Construction in progress	1,410,727			1,686,478			2,038,513		
(5) Others	580,190			660,067			617,897		
Total tangible fixed assets	16,427,692			17,789,174			17,629,888		
2. Intangible fixed assets	141,674			113,814			120,065		
3. Investments and other assets									
(1) Investment securities	2,525,144			2,536,176			2,509,382		
(2) Stocks of affiliated companies	2,097,471			3,121,830			2,982,904		
(3) Others	797,206			972,942			977,414		
Allowance for doubtful debts	Δ26,070			Δ12,805			Δ13,137		
Total investments and other assets	5,393,751			6,618,142			6,456,564		
Total Fixed Assets		21,963,117	45.7		24,521,132	51.0		24,206,517	47.5
Total Assets		48,102,252	100.0		48,073,342	100.0		50,937,762	100.0

Item	End of Previous First Quarter Accounting Period (As of June 30, 2004) Amount (thousand yen)		Ratio (%)	End of Current First Quarter Accounting Period (As of June 30, 2005) Amount (thousand yen)		Ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2005) Amount (thousand yen)		Ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes payable	4,516,206			4,780,223			5,169,589		
2. Accounts payable	6,035,879			4,988,285			5,296,351		
3. Short-term borrowings	190,000			190,000			190,000		
4. Accrued income tax and others	1,039,169			492,696			1,666,107		
5. Equipment notes payable	1,950,643			948,505			1,175,249		
6. Allowance for bonuses	2,685,755			1,113,799			893,657		
7. Others	1,433,575			1,454,387			1,296,358		
Total Current Liabilities		17,851,229	37.1		13,967,897	29.1		15,687,314	30.8
II. Fixed Liabilities									
1. Deferred taxable liabilities	79,719			209,520			205,056		
2. Reserve for bonuses to retiring officers	140,137			—			—		
3. Reserve for severance payment	39,346			—			—		
4. Others	13,274			121,988			248,597		
Total Fixed Liabilities		272,478	0.6		331,509	0.7		453,653	0.9
Total Liabilities		18,123,707	37.7		14,299,406	29.8		16,140,968	31.7
(Shareholders' Equity)									
I. Capital		6,849,017	14.2		7,061,457	14.7		7,023,219	13.8
II. Capital Surplus									
1. Capital reserve	5,961,073			6,173,488			6,135,250		
Total capital surplus		5,961,073	12.4		6,173,488	12.8		6,135,250	12.0
III. Earned Surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	12,709,643			16,351,790			12,709,643		
3. Quarterly (current) unappropriated retained earnings	3,263,623			2,962,058			7,687,331		
Total Earned Surplus		16,721,529	34.8		20,062,111	41.7		21,145,237	41.5
IV. Other Differences from Appreciation of Securities		547,765	1.1		621,919	1.3		615,343	1.2
V. Treasury Stock		Δ100,842	Δ0.2		Δ145,041	Δ0.3		Δ122,255	Δ0.2
Total Shareholders' Equity		29,978,544	62.3		33,773,935	70.2		34,796,794	68.3
Total Liabilities and Shareholders' Equity		48,102,252	100.0		48,073,342	100.0		50,937,762	100.0

2) Income Statement

Item	Previous First Quarter Accounting Period (From April 1, 2004 to June 30, 2004)			Current First Quarter Accounting Period (From April 1, 2005 to June 30, 2005)			Condensed Income Statement for Previous Fiscal Year (From April 1, 2004 to March 31, 2005)		
	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		13,855,413	100.0		9,394,371	100.0		54,149,104	100.0
II. Sales Cost		10,466,707	75.5		7,768,026	82.7		41,246,082	76.2
Gross profit on sales		3,388,706	24.5		1,626,344	17.3		12,903,021	23.8
III. Selling and General Administration Expenses		1,019,978	7.4		830,710	8.8		3,830,771	7.1
Operating profit		2,368,728	17.1		795,633	8.5		9,072,250	16.7
IV. Non-operating Revenue		345,484	2.5		501,856	5.3		898,931	1.7
V. Non-operating Expense		70,604	0.5		81,136	0.9		312,393	0.6
Ordinary profit		2,643,607	19.1		1,216,354	12.9		9,658,787	17.8
VI. Extraordinary Profit		—	—		189,109	2.0		141,929	0.3
VII. Extraordinary Losses		8,000	0.1		8,076	0.1		15,465	0.0
Quarterly (current) net profit before taxes, etc.		2,635,607	19.0		1,397,386	14.8		9,785,252	18.1
Corporate income tax, local residence tax, and enterprise tax	1,055,612			528,333			3,233,000		
Adjustment of corporate income tax, etc.	—	1,055,612	7.6	—	528,333	5.6	548,549	3,781,549	7.0
Quarterly (current) net profit		1,579,995	11.4		869,053	9.2		6,003,702	11.0
Profit carried forward from the previous term		1,683,628			2,093,005			1,683,628	
Quarterly (current) unappropriated retained earnings		3,263,623			2,962,058			7,687,331	

To Our Shareholders

July 22, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208, Tokyo Stock Exchange, 1st Section)
Contact: Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Revised Performance Forecast of Full-Year

On the basis of the trend of recent performance, the forecast of business results in the interim and full-year of the fiscal period ending March 31, 2006 (from April 1, 2005 to March 31, 2006), announced at the time of announcement of the closing accounts of the previous period on April 26, 2005, was revised as follows. It is hereby announced.

1. Forecast of Consolidated Business Results for the Current Period
   Interim Period (from April 1, 2005 to September 30, 2005)

(Amount: Millions of Yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	26,200	4,450	2,700
Current forecast (B)	22,900	3,250	1,900
Increased or decreased amount (B–A)	Δ3,300	Δ1,200	Δ800
Increased or decreased percentage (%)	Δ12.6%	Δ27.0%	Δ29.6%
Reference: Results of the previous interim period	31,948	6,546	4,106

Full-year (from April 1, 2005 to March 31, 2006)

(Amount: Millions of Yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	57,700	10,600	6,700
Current forecast (B)	51,000	7,900	5,000
Increased or decreased amount (B–A)	Δ6,700	Δ2,700	Δ1,700
Increased or decreased percentage (%)	Δ11.6%	Δ25.5%	Δ25.4%
Reference: Results of the previous year	57,552	11,132	7,156

2. Forecast of Individual Business Results for the Current Period

Interim Period (from April 1, 2005 to September 30, 2005)

(Amount: Millions of Yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	24,500	3,800	2,300
Current forecast (B)	21,200	2,650	1,450
Increased or decreased amount (B–A)	Δ3,300	Δ1,150	Δ850
Increased or decreased percentage (%)	Δ13.5%	Δ30.3%	Δ37.0%
Reference: Results of the previous interim period	30,143	5,690	3,437

Full-year (from April 1, 2005 to March 31, 2006)

(Amount: Millions of Yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	54,500	9,000	5,400
Current forecast (B)	47,800	6,450	3,850
Increased or decreased amount (B–A)	Δ6,700	Δ2,550	Δ1,550
Increased or decreased percentage (%)	Δ12.3%	Δ28.3%	Δ28.7%
Reference: Results of the previous year	54,149	9,658	6,003

3. Reasons for Revision

(Consolidated)

In connection with the revision of individual performance forecast, revision of the forecast of consolidated business results is made.

(Individual)

All of net sales, ordinary profit, and net profit are expected to be lower than the previous forecast due to a decrease in sales quantity and sales price of flexible printed circuit board materials and Fresnel lenses, our core products.

To Our Shareholders

July 22, 2005

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge:
	Director & Managing Operating Officer: Tetsuro Iizuka
	TEL: (025) 524-7101

Notice of Purchase of its Own Shares

(Purchase of its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code)

The Company adopted a resolution to purchase its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of July 22, 2005. It is hereby announced as follows.

1. Reasons for Purchasing its own Shares

   The Company will purchase its own shares for the purpose of improving capital efficiency, etc.

2. Details of Purchase

(1) Type of share to be purchased	Common shares of the Company
(2) Total number of shares to be purchased	1,000,000 shares (upper limit)
(3) Total purchase amount of shares	¥3,500,000,000 (upper limit)
(4) Period for purchasing its own shares	From July 25, 2005 to January 24, 2006

(Reference) Holding of its own shares as of June 30, 2005

Total number of outstanding Shares (excluding its own shares)	36,431,037 shares
Number of its own shares	48,692 shares

To Our Shareholders

August 2, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Purchase of Its Own Shares

(Purchase of its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code)

The Company carried out market purchases of its own shares as follows under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code. We hereby announce this.

1.	Purchase Period	From July 25, 2005 to July 29, 2005
2.	Purchased shares	100,000shares
3.	Total amount of purchase	257,000,000Yen
4.	Purchase Method	Market purchasing at the Tokyo Stock Exchange

1. Details of the resolution adopted at the board of directors' meeting held on July 22, 2005

(1) Type of share to be purchased	Common shares of the Company
(2) Total number of shares to be purchased	1,000,000 shares (upper limit)
(3) Total purchase amount of shares	3,500,000,000 Yen (upper limit)
(4) Period for purchasing its own shares	From July 25, 2005 to January 24, 2006

2. Holding of its own shares as of August 31, 2005

Total number of outstanding Shares (excluding its own shares)	36,338,072shares
Number of its own shares	150,257shares